UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of May 2024

Commission File No.: 001-41083

TELESAT CORPORATION

(Name of Registrant)

160 Elgin Street, Suite 2100, Ottawa, Ontario, Canada K2P 2P7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

EXHIBITS

The following information is furnished to the Securities and Exchange Commission as part of this report on Form 6-K:

Exhibit No.	Document
99.1	Notice of Meeting
99.2	Financial Statements Request Form
99.3	Notice of Availability of Proxy Materials for Telesat Corporation for Telesat Corporation Annual General Meeting
99.4	Management Information Circular
99.5	Class A&B Form of Proxy
99.6	Class C Fully Voting Share Form of Proxy
99.7	Voting Information Form
99.8	Telesat Partnership LP Voting Information Form – Class A Units
99.9	Telesat Partnership LP Voting Information Form – Class B Units
99.10	Telesat Partnership LP Voting Information Form – Class C Units

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESAT CORPORATION

Date: May 20, 2024	By:	/s/ CHRISTOPHER S. DIFRANCESCO
		Name:	Christopher S. DiFrancesco
		Title:	Vice President, General Counsel and Secretary

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